SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

                                TRANSITION REPORT




                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


         For the transition period October 1, 1998 to December 31, 1998




                        ROCKWELL RETIREMENT SAVINGS PLAN
                              FOR CERTAIN EMPLOYEES




                       ROCKWELL INTERNATIONAL CORPORATION
                         600 Anton Boulevard, Suite 700
                        Costa Mesa, California 92628-5090

                        ROCKWELL RETIREMENT SAVINGS PLAN
                              FOR CERTAIN EMPLOYEES

                                TABLE OF CONTENTS



                                                               PAGE NUMBER
                                                               -----------
FINANCIAL STATEMENTS:

     INDEPENDENT AUDITORS' REPORT                                    1

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
       DECEMBER 31, 1998 AND SEPTEMBER 30, 1998                      2

     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
       FOR BENEFITS, FOR THE THREE MONTHS ENDED
       DECEMBER 31, 1998 AND THE YEAR ENDED SEPTEMBER 30, 1998       3

     NOTES TO FINANCIAL STATEMENTS                              4 - 10

SUPPLEMENTAL SCHEDULES:

     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
       DECEMBER 31, 1998                                            11

     SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS,
       DECEMBER 31, 1998                                            12


SIGNATURES                                                         S-1


EXHIBIT:

     INDEPENDENT AUDITORS' CONSENT                                 S-2

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Rockwell Retirement Savings Plan for Certain Employees and to Participants therein:

We have audited the accompanying financial statements of the Rockwell Retirement Savings Plan for Certain Employees as of December 31, and September 30, 1998, and for the three months and year then ended, respectively, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, and September 30, 1998, and the changes in net assets available for benefits for the three months and year then ended, respectively, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole, except that the supplemental Schedule of Loans or Fixed Income Obligations does not include certain information regarding participant loans.



Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 28, 1999

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
------------------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31 AND SEPTEMBER 30, 1998
-------------------------------------------------------------------------------

                                               December 31        September 30
                                               -----------        ------------
ASSETS
------

   Investments:
      Master Defined Contribution Trust        $9,340,542          $7,076,040
      Loan fund                                    90,858              64,681
                                               ----------          ----------

      Total investments                         9,431,400           7,140,721
                                               ----------          ----------

   Receivables - Income                                26                  20
                                               ----------          ----------

Total assets                                   $9,431,426          $7,140,741
                                               ----------          ----------

LIABILITIES
-----------

   Transfer payable                             2,784,988                   -
                                               ----------          ----------

NET ASSETS AVAILABLE FOR BENEFITS              $6,646,438          $7,140,741
                                               ==========          ==========


See notes to financial statements.

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
THREE MONTHS ENDED DECEMBER 31, 1998 AND YEAR ENDED SEPTEMBER 30, 1998
-------------------------------------------------------------------------------

                                               December 31       September 30
                                               -----------       ------------
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                   $7,140,741        $5,105,746
                                                ----------        ----------
INCOME:
  Earnings from Investments:
    Net earnings (loss) in Master
      Defined Contribution Trust                 1,445,814          (787,603)
                                                ----------        ----------

      Total earnings (loss) from investments     1,445,814          (787,603)
                                                ----------        ----------

  Contributions:
    Employer                                        89,868           457,798
    Employee                                       852,241         2,580,736
                                                ----------        ----------
      Total contributions                          942,109         3,038,534
                                                ----------        ----------

      Total income                               2,387,923         2,250,931
                                                ----------        ----------

EXPENSES -
  Payments to participants or beneficiaries         97,945           205,809
                                                ----------        ----------

NET INCOME                                       2,289,978         2,045,122
                                                ----------        ----------

Net transfers from the Plan                     (2,784,281)          (10,127)
                                                ----------        ----------

NET (DECREASE) INCREASE                           (494,303)        2,034,995
                                                ----------        ----------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                         $6,646,438        $7,140,741
                                                ==========        ==========



See notes to financial statements.

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
FOR THREE MONTHS ENDED DECEMBER 31, 1998 AND THE YEAR ENDED SEPTEMBER 30, 1998
------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Rockwell Retirement Savings Plan for Certain Employees (the "Plan"), as in effect on December 31, 1998, is provided for general information purposes only. Participants should refer to the Plan document for more complete information. See footnote 6 for a description of certain events and Plan amendments subsequent to December 31, 1998.

      a. General - The Plan is a defined contribution savings plan established by Rockwell International Corporation (the "Company"). The Company's Employee Administrative Plan Committee, the Plan's Administrative Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. serves as trustee for the Plan. The assets of the Plan are managed by the trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

           Participants in the Plan may invest in any of the following investment funds:
           - Diversified Fund - invests primarily in equity securities other than those issued by the Company.
           - Fixed Income Fund - invests in fixed income securities.
           - Guaranteed Return Fund - invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest.
           - Intermediate Term Bond Fund - invests in U.S. Government securities, corporate notes and bonds and short term investment funds of the trustee.
           - Stock Fund B (employee contributions) - invests in and holds the common stock of the Company.

           Other Funds of the Plan include:
           - Stock Fund A (employer contributions) - invests in and holds the common stock of the Company.
           - Stock Funds C and D - hold the common stock of the Boeing Company ("Boeing"). See footnote 5.
           - Stock Funds E and F - hold the common stock of Meritor Automotive, Inc. ("Meritor"). See footnote 5.
           - Stock Funds G and H - hold the common stock of Conexant Systems, Inc. ("Conexant"). See footnote 5.
           - Loan Fund - represents outstanding participant loan balances.

           Stock Funds C, D, E, F, G and H are closed to any additional employer and employee contributions. Additionally, there are special rules regarding distribution from such funds. Any dividends received on behalf of these other funds are paid to Stock Fund A or the Fixed Income Fund.

      b. Participation - Participation in the Plan is extended to certain employees within the Company's Collins Radio Division, certain employees of the Company's Collins Air Transport Division and certain employees of the Company's Semiconductor Systems business (See footnote 5) who have been employed for 52 weeks. The Plan provides that eligible employees electing to become participants can contribute to the Plan, through either payroll deductions or deferrals between 1% and 15% of their base compensation, as defined in the Plan.

           Amounts contributed by employees pursuant to payroll deductions are included in the participants' taxable income in the period of the contribution. Amounts contributed by employees pursuant to payroll deferrals are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan.

           The Plan provides that the Company, when extending the benefits of the Plan to any employee of a component of the Company or an affiliated company, may place such limitations as it deems appropriate on the amount of compensation deferral contributions or on compensation deduction contributions to comply with certain statutory limitations.

           A participant who elects compensation deduction contributions may, upon 15 days notice, revoke such election and elect instead to make compensation deferral contributions effective on the first payroll payment date following the expiration of the notice period. A participant who has elected compensation deferral contributions may, by giving notice to the Company prior to April 1 or October 1 of any year, revoke such election and elect instead compensation deduction contributions effective the first payroll payment date in April or October of that year, respectively.

      c. Investment Elections - A participant may elect to have participant contributions made to the Diversified Fund, the Fixed Income Fund, Stock Fund B, the Guaranteed Return Fund or the Intermediate Term Bond Fund in increments of 5%. Participants may change such investment elections once each calendar quarter.

           A participant may elect once each calendar quarter to have 5% increments of his or her investment in the Diversified Fund, Fixed Income Fund, Stock Fund B or the Intermediate Term Bond Fund converted to units in any fund other than the Guaranteed Return Fund. The value of such units will be determined as of the first valuation date following such election. Such election shall have no effect on any other election offered under the Plan.

           Participants may elect quarterly to transfer a percentage of their Stock Fund B account to the Diversified Fund, Fixed Income Fund, or the Intermediate Term Bond Fund. The allowable annual transfer is limited to 10% of the Stock Fund B account prior to reaching age 55, and 50% of the Stock Fund B account thereafter.

           A participant, upon attainment of age 65, may irrevocably elect to have (i) all or a portion of the units in Stock Fund A and/or (ii) all or a portion of the units in Stock Fund B converted to units in any fund other than the Guaranteed Return Fund. The value of such units will be determined on the first valuation date following such election. All subsequent Company contributions made to such participant's Company contributions account would be invested in the same funds in which the participant elected to invest contributions.

           Participants' contributions to the Guaranteed Return Fund are invested in contracts with New York Life Insurance Company, John Hancock Mutual Life Insurance Company and the Prudential Insurance Company of America with a guaranteed annual return to participants for the contract period. The contracts guarantee the following annual returns:

                                             Guaranteed           Contract
              Periods of Contributions      Annual Return     Expiration Date
              ------------------------      -------------     ---------------

           April 1, 1995 - March 31, 1996       8.00%          March 31, 1998
           April 1, 1996 - March 31, 1997       5.49%          March 31, 1999
           April 1, 1997 - March 31, 1998       6.70%          March 31, 2000
           April 1, 1998 - March 31, 1999       5.82%          March 31, 2001

           A participant with units in the Guaranteed Return Fund may irrevocably elect, by providing a notice at least 30 days prior to the contract expiration date, to convert his or her interest in such contract, in 5% increments, to the Diversified Fund, Stock Fund B, the Intermediate Term Bond Fund, the Fixed Income Fund and/or the current Guaranteed Return Fund. Such conversion will be based on the value of units in Stock Fund B as of the date of such expiration, or the valuation date immediately preceding the transfer of funds, whichever is later.

      d. Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of every business day. However, voting rights are extended to participants in proportion to their interest in the common stock held in Stock Funds A and B, as represented by common units. Contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined. The participants' accounts are charged or credited with the number of units properly attributable to each participant.

      e. Contributions - The Company contributes (for facilities to which company contributions have been extended) to the Plan an amount equal to 100% of the participants' contributions up to a maximum of $500 per year. Company contributions are made to Stock Fund A in the form of cash, common stock of the Company or any combination thereof.

      f. Vesting - Amounts contributed by participants are fully vested at all times. A participant is 100% vested in the Company contribution portion of his/her accounts after completion of five years of service. Amounts contributed through compensation deduction contributions may be distributed at any time. However, amounts contributed through compensation deferral contributions may be distributed to participants only (i) upon termination of employment,
           (ii) upon attaining the age of 59 1/2 or (iii) upon demonstration by the participant to the Administrative Committee that there is hardship as defined in the Plan.

           Units attributable to Company contributions vest when a participant has completed five years of continuous service, except that all units fully vest upon termination of the Plan or upon a participant's (i) retirement, (ii) death, (iii) layoff, (iv) termination of employment because of inability to meet Company medical standards, (v) termination of employment in order to enter the Armed Forces of the United States or to accept employment with the Government of the United States, (vi) termination of employment in connection with the divestiture of a component of the Company or (vii) reaching age 65 while employed.

      g. Benefit Claims Payable - Retiring participants, who have account balances in excess of $5,000, may elect to remain in the Plan without any further contribution until age 70 1/2. Those retiring participants, who have account balances less than $5,000 will receive their benefits no later than 60 days after the end of the Plan year in which such retirement occurs. Terminated participants will receive their vested benefits no later than 60 days after the end of the plan year in which such termination occurs. Participants separating from service who have not attained the age of 70 1/2 and who have an account balance greater than $5,000 must provide written consent to the Plan Administrator in order to receive their distribution before reaching age 70 1/2. Effective October 1, 1997, the Plan changed to daily processing of all transactions. As a result, at December 31, and September 30, 1998, there were no amounts due to participants who had withdrawn from the Plan.

      h. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of a participant's account, as defined by the Plan, represents a potential forfeiture. Such forfeitures reduce subsequent Company contributions to the Plan. However, if upon reemployment, the former participant fulfills certain requirements, as defined in the Plan, the previously forfeited nonvested portion of the participant's account will be restored through Company contributions.

      i. Loans to Participants - The Plan provides for loans to participants. The participant may apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of his or her vested account balance) from his or her account balance. The loans can be repaid through payroll deductions over a period of 12 to 60 months or for a period up to 120 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 12 months following the date of the loan. Interest is charged at a rate equal to the prime rate being charged by at least 75% of the largest 30 United States banks plus one percent. Payments of principal and interest are credited to the participant's account. Also, participants may have only one outstanding loan at a time.

      j. Plan Termination - The Company has the right to suspend contributions contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's Company contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value. See footnote 3.

      b. Expenses - Plan expenses are paid either by the Company or the Plan, as provided in the Plan document.

      c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

3.    MASTER DEFINED CONTRIBUTION TRUST

      At December 31, and September 30, 1998, with the exception of the participant loan fund, all of the Plan's investment assets were held in the Master Defined Contribution Trust ("Master Trust") account at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Company and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net gain of the investment accounts to the various participating plans.

      The investment accounts of the Master Trust are valued at fair value at the end of each day. If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The funds held by the Master Trust are discussed in footnote 1. The net gain of the accounts for each day is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

      The Master Trust investments are valued at fair value.

      The net assets of the Master Trust at December 31, and September 30, 1998 are summarized as follows:

                                                   December 31     September 30
                                                   -----------     ------------
            Assets:
              Cash and equivalents               $   74,351,351   $   71,023,916
              U.S. Government securities             20,395,583       23,916,935
              Corporate bonds and debentures        135,081,333      129,644,537
              Corporate stocks                    2,852,241,039    2,245,643,131
              Guaranteed investment contracts       406,115,361      405,234,445
              Accrued income                          4,125,316        4,029,010
                                                 --------------   --------------

                 Total assets                    $3,492,309,983   $2,879,491,974
                                                 --------------   --------------

            Liabilities -
              Sales pending settlement                        -           90,419
                                                 --------------   --------------

            Net assets available for benefits    $3,492,309,983   $2,879,401,555
                                                 ==============   ==============

      The net (loss) earnings of the Master Trust for the three months ended December 31, 1998 and the year ended September 30, 1998 is summarized as follows:

                                                  December 31      September 30
                                                  -----------      ------------

            Interest                            $   9,077,572    $   40,204,080
            Dividends                              14,634,976        59,153,610
            Net (depreciation) appreciation:
               U.S. Government securities            (359,299)          890,243
               Corporate bonds and debentures        (478,179)         (532,338)
               Common and preferred stocks        631,683,979      (914,465,881)
                                                -------------    --------------

                  Net (loss) earnings           $ 654,559,049    $ (814,750,286)
                                                =============    ==============

      The Plan's interest in the total Master Trust as a percentage of net assets of the Master Trust was less than 1% at both December 31, and September 30, 1998. While the Plan participates in the Master Trust, the portfolio of investments is not ratable between the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized less net depreciation in 1998 and 1997.

4.    TAX STATUS

      The Company believes that the Plan, as in effect on December 31, 1998, was designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualified under
      Section 401(a) and the related trust was tax-exempt as of December 31, 1998. Therefore, no provision for income taxes is included in the Plan's financial statements.

5.    CHANGES IN THE PLAN

      On September 30, 1997, the Company spun-off its Automotive business into an independent, publicly held company, Meritor Automotive, Inc. ("Meritor") and distributed all of the outstanding shares of common stock of Meritor to holders of Company Common Stock. As a result of this transactions, participants of the Plan received one share of Meritor Common Stock for every three shares of Company Common Stock which they held as of the transaction date. Also effective September 30, 1997, Meritor Stock Funds E and F consisting of Meritor Common Stock, have been added to the Plan.

      Effective January 1, 1998 participants may elect to transfer all or a portion of their account balances in Boeing Stock Fund C and Stock Fund D to other investment funds within the Plan. Special rules apply on which funds are available for transfer.

      On December 31, 1998, the Company spun-off its Semiconductor Systems business into an independent, publicly held company, Conexant Systems, Inc. ("Conexant"), and distributed all of the outstanding shares of common stock of Conexant to holders of Company common stock. As a result of this distribution, the Plan received one share of Conexant common stock for every two shares of Company common stock held by Stock Funds A and B as of the distribution date. The Conexant shares were received on January 4, 1999 by Conexant Stock Funds G and H, which were established as of the December 31, 1998 distribution date. Upon distribution, the value of each Conexant share was approximately $16.75, which was twice the amount of the approximate $8.37 decline in the value of each Rockwell share at that same time. As such, based on the distribution allocation of the shares (one Conexant share for every two Rockwell shares held), the distribution of Conexant shares had no impact on Plan participant account balances. Participants may elect to transfer all or a portion of their account balances in Conexant Stock Fund G and Stock Fund H to other investment funds within this Plan. Special rules apply on which funds are available for transfer.

      Participants should refer to the Plan document for more complete information regarding changes in the Plan.

6.    SUBSEQUENT EVENTS

      Effective January 1, 1999, the Plan changed its year end from September 30 to December 31.

      In connection with the Conexant spin-off, account balances totaling approximately $1.1 million relating to Conexant participants of the Plan were transferred into a Conexant savings plan in April 1999. In addition, effective January 1, 1999, the Cedar Rapids Offsite employee group participants of the Plan, and their related account balances, transferred into the Allen-Bradley Savings and Investment Plan for Hourly Employees. This amount is recorded as a transfer payable on the statement of net assets available for benefits at December 31, 1998. As a result, represented hourly employees of the Company's Collins Radio Division will remain in the Plan as the sole participant group.

      In January 1999, the Company approved a series of changes to the Plan that became effective on April 1, 1999. These changes include increasing to 16 percent the percentage of employee compensation eligible to be contributed to the Plan, increasing the investment opportunities available under the Plan and adding flexibility to certain participant transactions such as investment of future participant contributions, fund transfers, participant loans etc., and providing an ongoing investment education program to Plan participants. Participants should refer to the Summary Plan Descriptions for more information on these changes.


ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
------------------------------------------------------

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------

Column A         Column B                   Column C                   Column D       Column E
                                   Description of investment
            Identity of issuer,    including collateral, rate
            borrower, lessor       of interest, maturity date,                        Current
            or similar party          par or maturity value              Cost          Value
            ----------------       ---------------------------           ----         -------

    *       Wells Fargo, N.A.      Master Defined Contribution
                                   Trust                              $7,836,335    $9,340,542


    *       Wells Fargo, N.A.      Participant Loans; 7% to 11.5%
                                     due 12 to 120 months from
                                     date of loan                         90,858        90,858
                                                                      ----------    ----------


                                    Total Investments                 $7,927,193    $9,431,400
                                                                      ==========    ==========




*Party-in-interest

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
DECEMBER 31, 1998

Schedule 27b - Schedule of Loans or Fixed Income Obligations

                                                                                 g) Detailed
                                                                                    Description
                                                                                    of Loan,
                                                                                    Including
                                                                                    Dates of
                                                                                    Making and
                                                                                    Maturity,
                                                                                    Interest
                                                                                    Rate, Type
                                                                                    and Value of
                                                                                    Collateral,
                                        Amount Received During Reporting Year       Description       Amount Overdue
                                        -------------------------------------       and Terms of      --------------
                                                                                    Renegotiation
       b) Identity and  c) Original                              f) Unpaid          of Loan, if
          Address of       Amount of                                Balance at      any, and Other
a)        Obligor          Loan       d) Principal  e) Interest     End of Year     Material Items  h) Principal  i) Interest
-----  ---------------  ------------  ------------  -----------  --------------  -----------------  ------------  -----------
*      Various          Not           Not           Not          Not             Various                     $11  Not
       Participants     available*    available*    available*   available*      Participant                      available*
                                                                                 Loans





Not available*:  The Plan's recordkeeper indicated that this information is not currently available.


Note:  The participant loans included in this schedule are over 90 days past due.  Each identified participant has been notified that this past due status, if not corrected by bringing the loan to a current status within 60 days, will result in the loan being defaulted and the loan amount being found to be taxable as a deemed distribution.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this transition report to be signed by the undersigned, hereunto duly authorized.



                                             ROCKWELL RETIREMENT SAVINGS PLAN
                                                  FOR CERTAIN EMPLOYEES



                                             By   /s/ Alfred J. Spigarelli
                                                 ------------------------------
                                                      Alfred J. Spigarelli
                                                      Plan Administrator



Date:  June 29, 1999

INDEPENDENT AUDITORS' CONSENT
-----------------------------

We consent to the incorporation by reference in Registration Statement No. 333-17031 of Rockwell International Corporation on Form S-8, and the Prospectus dated March 10, 1999 with respect to the Securities covered thereby, of our report dated June 28, 1999, appearing in this Transition Report on Form 11-K of the Rockwell Retirement Savings Plan for Certain Employees for the three months ended December 31, 1998.




DELOITTE & TOUCHE LLP
Pittsburgh, Pennsylvania
June 29, 1999















                                       S-2